Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Virgin Galactic Holdings, Inc.:

We consent to the use of our report dated August 7, 2019, except as to Note 1(c), which is as of February 14, 2020, with respect to the combined balance sheets of Virgin Galactic Business as of December 31, 2018 and 2017, the related combined statements of operations and comprehensive loss, equity, and cash flows for each of the years in the two-year period ending December 31, 2018, and the related notes, incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Los Angeles, California

February 14, 2020